EXHIBIT 99.1

For Immediate Release 20-51-TR	Date:	October 26, 2020

Teck Reports Unaudited Third Quarter Results for 2020

Progress on Priority Projects and Cost Reductions Throughout the Business

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its third quarter 2020 results, and provided an update on the significant progress made to advance priority projects and reduce costs.

“We made significant progress during the quarter on our priority projects, including safely ramping back up construction at our QB2 project and advancing the Neptune Bulk Terminals upgrade in line with schedule and budget. Our financial performance recovered strongly from a second quarter that was significantly negatively impacted by COVID-19, and despite the decline in realized steelmaking coal prices, we posted gains in profitability and operating cash flows,” said Don Lindsay, President and CEO. “Across our business, our people have adapted to the new normal of operating through the pandemic, staying focused on health and safety while continuing to responsibly produce materials essential to the global economic recovery.”

Highlights

•	Adjusted profit attributable to shareholders(1) (2) in Q3 2020 of $130 million or $0.24 per share.
•	Adjusted EBITDA(1) (2) in Q3 2020 of $638 million.
•	Adjusted site cash cost of sales(1) (2) in our steelmaking coal business is expected to be below $60 per tonne by year end.
•
Neptune Bulk Terminals upgrade project is progressing in line with budget and schedule. The five-month planned shutdown concluded in September, having delivered the expected benefits for safe and productive construction work on the upgrade project. All major equipment has been delivered to site.

•
QB2 construction activities are safely ramping back up towards full construction levels with over 7,000 people currently on site and the project is expected to be approximately 40% complete by year end.

•	Approximately $270 million in operating cost reductions and $550 million in capital cost reductions have been achieved to date from expected spending contemplated at the end of June 2019.
•	We continue to manage through the challenges presented by COVID-19 to protect the safety and health of our employees, contractors and communities in which we operate.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Financial Summary Q3 2020

Liquidity of $6.8 billion as at October 26, 2020.

Financial Metrics (CAD$ in millions, except per share data)	Q3 2020	Q3 2019
Revenues	$2,291	$3,035
Gross profit before depreciation and amortization1 2	$703	$1,223
Gross profit	$291	$787
EBITDA1 2	$519	$1,036
Adjusted EBITDA1 2	$638	$1,064
Profit attributable to shareholders	$61	$369
Adjusted profit attributable to shareholders1 2	$130	$389
Basic earnings per share	$0.11	$0.66
Diluted earnings per share	$0.11	$0.66
Adjusted basic earnings per share1 2	$0.24	$0.70
Adjusted diluted earnings per share1 2	$0.24	$0.69

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Key Updates

Increasing margins - not volumes - in our steelmaking coal business

•
Steelmaking coal adjusted site cash cost of sales(1) (2) decreased in the third quarter to $67 per tonne. Adjusted site cash cost of sales(1) (2) are expected to decrease over the remainder of 2020 and we expect to exit the year below $60 per tonne due to:

o	Declining strip ratios, as planned;
o	Elkview plant expansion and the closure of our higher cost Cardinal River Operations; and
o	Benefits of our cost reduction and RACE21TM programs.

•
We are nearing completion of construction of our Fording River South Active Water Treatment Facility (completion expected near the end of Q1 2021) and the Elkview saturated rock fill will be commissioned in Q4 2020, ahead of schedule and under budget.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

•	The Neptune Bulk Terminals upgrade project remains in line with the previously announced capital estimate and schedule.

•	To date, COVID-19 related issues have not substantially impacted works on the critical path.

•
The five-month planned shutdown at Neptune Bulk Terminals concluded in September, having delivered the expected benefits for safe and productive construction work on the upgrade project. Construction is progressing according to plan, with completion expected in Q1 2021.

•
Major equipment deliveries are complete with all equipment on site, concluding with the new shiploader arrival at the terminal on October 8. Click here for photos and video of delivery and installation of the new shiploader at Neptune Bulk Terminals.

•	Operational readiness efforts are well underway with commissioning on major pieces of equipment including the single dumper and stacker reclaimer proceeding according to, or ahead of, plan.

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Through Q3, the project continued its staged ramp up of the construction workforce towards pre-COVID-19 levels in line with our plans developed in Q2.

o	Currently over 7,000 people on site and planning to continue ramp up through Q4, targeting over 9,000 people by the end of the year;
o	All major contractors remobilized and work is progressing well across the project in line with our ramp-up plan;
o	The construction of the additional camp space is progressing well and will provide additional capacity as this begins to come on line in Q4; and
o	Aiming to achieve overall project progress of approximately 40% by the end of the year.

•
First production is expected in the second half of 2022, but is dependent on our continued ability to successfully manage through COVID-19 going forward. The cost and schedule impact of the temporary suspension due to COVID-19 is estimated as follows:

o
In Q3, we expensed approximately $107 million of costs associated with the QB2 project suspension and remobilization and $23 million of interest that would have otherwise been capitalized for the project;

o	As at the end of Q3 2020, due to the suspension, we have expensed total costs of $272 million and $103 million of interest that would have otherwise been capitalized for the project;
o
The estimated impact from the suspension, including expensed costs, is expected to be approximately US$350 to $400 million (excluding interest) with a schedule delay of approximately five to six months; and

o	In addition, we are in the process of constructing more camp space at an incremental cost of US$45 million that would not have been required absent COVID-19.

•	Click here for photos of construction progress on QB2.

Strong financial position

•
We have US$3.8 billion available on our US$4.0 billion revolving credit facility and our US$1.0 billion revolving credit facility is undrawn as at October 26, 2020. These facilities are committed to November 2024 and June 2022, respectively. Neither facility has an earnings or cash flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

•
Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $270 million in operating cost reductions and $550 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019.

COVID-19 impact on our business

•
Our global workforce and contractors continue to work safely and productively as we deal with the challenges associated with the COVID-19 pandemic. Our ability to minimize the spread of the virus amongst our employees and surrounding communities has been critical.

•	Protocols remain in place with a continued focus on preventative measures, controls and compliance, and the integration into our “new normal” of operations and planning.

•
All of our mines have recovered from COVID-19 production disruptions in the second quarter. Labour intensive activities such as maintenance, mine operations, and projects continue to be impacted by COVID-19 safety protocols.

•	We expensed $130 million in costs in the quarter relating to the temporary suspension and remobilization of our QB2 project after suspension due to COVID-19 in March 2020.

Safety and sustainability leadership

•
Year-to-date High Potential Incident Frequency (HPIF) (those incidents that have the ability to result in serious or fatal injuries) per million hours worked of 1.1, 31% lower than the same period in 2019.

•
Entered into a long-term power purchase agreement to provide 100% renewable power for Carmen de Andacollo Operations, eliminating approximately 200,000 tonnes of greenhouse gas (GHG) emissions annually.

•
As of the end of the third quarter, Teck is the top-ranked mining company for ESG performance by Sustainalytics, Vigeo Eiris, the Dow Jones Sustainability Index and FTSE4Good; is ranked in the top 10% of mining companies by ISS ESG; and has an ‘A’ rating from MSCI.

Guidance

•
We have reduced our capital expenditures, capitalized stripping and zinc unit cost guidance for the second half of 2020 (H2 2020). At the same time, we have lowered our H2 2020 copper production guidance range by 5,000 tonnes based on changes at Highland Valley Copper. Our remaining guidance for H2 2020 is unchanged from our previous disclosures

•	Summary guidance is outlined below and our usual guidance tables can be found on pages 36 - 39 of Teck’s full third quarter results for 2020 at the link below.

2020 Guidance – Summary
Production Guidance – H2 2020
Steelmaking coal (million tonnes)	11 – 12
Copper (000’s tonnes)	140 – 155
Zinc (000’s tonnes)	315 – 345
Refined zinc (000’s tonnes)	155 – 165
Bitumen (million barrels)	3.6 – 4.4
Sales Guidance – Q4 2020
Steelmaking coal sales (million tonnes)	5.8 – 6.2
Red Dog zinc in concentrate sales (000’s tonnes)	145 – 155
Unit Cost Guidance – H2 2020
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$60 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$39 – 42
Copper total cash unit costs (US$/lb.)	$1.45 – 1.55
Copper net cash unit costs (US$/lb.)	$1.20 – 1.30
Zinc total cash unit costs (US$/lb.)	$0.55 – 0.60
Zinc net cash unit costs (US$/lb.)	$0.30 – 0.40
Bitumen adjusted operating costs (CAD$/barrel)	$35 – 38

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers, customers and employees and on global financial markets. Accordingly, our ability to achieve the results provided in the guidance summary above depends on various factors relating to the course of the COVID-19 pandemic, in addition to the usual factors. See page 64 of Teck’s full third quarter results for 2020 at the link below for details.

Click here to view Teck’s full third quarter results for 2020.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, October 27, 2020. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com
Reference:
Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621
Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS)  as issued by the International Accounting Standards Board. This document refers to a number of Non- GAAP Financial Measures which are not measures recognized under IFRS and do not have a  standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the  United States. These Non-GAAP Financial Measures are discussed below, as well as defined and  reconciled, as applicable, to the relevant IFRS measure.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to  shareholders as reported to remove the after-tax effect of certain types of transactions that reflect  measurement changes on our balance sheet or are not indicative of our normal operating activities. We  believe adjusted profit helps us and readers better understand the results of our core operating activities  and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by  average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by  average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and  amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we  make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and  allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these  measures assists readers in understanding the ongoing cash generating potential of our business in order  to provide liquidity to fund working capital needs, service outstanding debt, fund future capital  expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization  is gross profit with the depreciation and amortization expense added back. We believe this measure  assists us and readers to assess our ability to generate cash flow from our business units or operations.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations  is defined as the cost of the product as it leaves the mine excluding depreciation and amortization  charges, out-bound transportation costs and any one-time collective agreement charges and inventory  write-down provisions.

Profit (Loss) and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$61	$369	$(400)	$1,230
Add (deduct) on an after-tax basis:
Asset impairment	–	–	474	109
COVID-19 costs	64	–	233	–
Environmental costs	27	26	9	80
Inventory write-downs (reversals)	11	6	76	7
Share-based compensation	18	(20)	13	(1)
Commodity derivative losses (gains)	(26)	(8)	(31)	(14)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Taxes and other	(25)	16	(69)	(26)
Adjusted profit attributable to shareholders[1]	$130	$389	$313	$1,474
Adjusted basic earnings per share1 2	$0.24	$0.70	$0.58	$2.62
Adjusted diluted earnings per share1 2	$0.24	$0.69	$0.58	$2.59

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2020	2019	2020	2019

Basic earnings (loss) per share	$0.11	$0.66	$(0.75)	$2.19
Add (deduct):
Asset impairment	–	–	0.88	0.19
COVID-19 costs	0.12	–	0.43	–
Environmental costs	0.05	0.05	0.02	0.14
Inventory write-downs (reversals)	0.02	0.01	0.14	0.01
Share-based compensation	0.04	(0.04)	0.03	–
Commodity derivative losses (gains)	(0.05)	(0.01)	(0.06)	(0.02)
Debt prepayment option loss (gain)	–	–	–	(0.13)
Loss on debt redemption or purchase	–	–	0.01	0.29
Taxes and other	(0.05)	0.03	(0.12)	(0.05)
Adjusted basic earnings per share	$0.24	$0.70	$0.58	$2.62

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2020	2019	2020	2019

Diluted earnings (loss) per share	$0.11	$0.66	$(0.75)	$2.16
Add (deduct):
Asset impairment	–	–	0.88	0.19
COVID-19 costs	0.12	–	0.43	–
Environmental costs	0.05	0.04	0.02	0.14
Inventory write-downs (reversals)	0.02	0.01	0.14	0.01
Share-based compensation	0.04	(0.04)	0.03	–
Commodity derivative losses (gains)	(0.05)	(0.01)	(0.06)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Debt redemption loss	–	–	0.01	0.29
Taxes and other	(0.05)	0.03	(0.12)	(0.05)
Adjusted diluted earnings per share	$0.24	$0.69	$0.58	$2.59

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss)	$25	$373	$(471)	$1,267
Finance expense net of finance income	63	56	224	172
Provision for (recovery of) income taxes	19	171	(116)	630
Depreciation and amortization	412	436	1,104	1,204
EBITDA	519	1,036	741	3,273

Add (deduct):
Asset impairment	–	–	647	171
COVID-19 costs	107	–	336	–
Environmental costs	37	35	12	112
Inventory write-downs (reversals)	18	7	111	9
Share-based compensation	25	(27)	18	(2)
Commodity derivative losses (gains)	(35)	(11)	(42)	(19)
Debt prepayment option gain	–	–	–	(105)
Loss on debt redemption or purchase	–	–	11	224
Taxes and other	(33)	24	(103)	25
Adjusted EBITDA	$638	$1,064	$1,731	$3,688

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Gross profit	$291	$787	$828	$2,880
Depreciation and amortization	412	436	1,104	1,204
Gross profit before depreciation and amortization	$703	$1,223	$1,932	$4,084

Reported as:
Steelmaking coal	$120	$628	$761	$2,456

Copper
Highland Valley Copper	121	107	291	278
Antamina	173	136	356	450
Carmen de Andacollo	31	30	107	103
Quebrada Blanca	11	(6)	18	10
Other	–	2	–	–
	336	269	772	841

Zinc
Trail Operations	14	2	38	10
Red Dog	255	284	529	627
Pend Oreille	–	(3)	–	(4)
Other	14	(6)	31	13
	283	277	598	646

Energy	(36)	49	(199)	141
Gross profit before depreciation and amortization	$703	$1,223	$1,932	$4,084

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Cost of sales as reported	$762	$852	$2,273	$2,546
Less:
Transportation costs	(221)	(237)	(660)	(727)
Depreciation and amortization	(183)	(203)	(520)	(585)
Inventory (write-down) reversal	(18)	(4)	(45)	(4)
Labour settlement	–	–	(4)	–
Adjusted site cash cost of sales	$340	$408	$1,044	$1,230
Tonnes sold (millions)	5.1	6.1	15.8	18.7

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$67	$67	$66	$66
Transportation costs	43	39	42	39
Inventory write-downs	3	1	3	–
Unit costs – CAD$/tonne	$113	$107	$111	$105

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	$1.35	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$50	$51	$49	$50
Transportation costs	32	29	31	29
Inventory write-downs	3	1	2	–
Unit costs – US$/tonne	$85	$81	$82	$79

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and  strategy; anticipated global and regional supply, demand and market outlook for our commodities; the  potential impact of the COVID-19 on our business and operations, including our ability to continue  operations at our sites; our ability to manage challenges presented by COVID-19; cost reduction program  targets and timing of achieving those targets; expected adjusted site cash cost of sales in our steelmaking  coal business unit; QB2 ramp-up plans and expectations; estimated impact of the construction  suspension period at our QB2 project; estimated timing of first production from QB2; expectation that QB2  will be a long-life, low-cost operation with major expansion potential; expectations regarding the Neptune  Bulk Terminals facility upgrade including costs, capital expenditures, benefits and timing of completion of  the upgrade, our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; terms of a binding agreement with Westshore, annual and total  shipping volumes under that agreement, and Teck’s expectations for greater flexibility, optionality,  reduced costs and improved performance throughout Teck's steelmaking coal supply chain; timing of  construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River  AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; expected Elk  Valley water treatment spending and plans; timing of Elkview SRF commissioning; expectations regarding  higher copper production at Highland Valley Copper in the fourth quarter; expectations regarding QB2  progress by year end and timing of peak construction workforce levels; expectation that all of Red Dog’s  production will be shipped during the shipping season; expected 2020 Fort Hills annual production and  unit operating costs; capital spending estimates; expected benefits that will be generated from our  RACE21TM innovation-driven business transformation program and the associated timing and  implementation costs; liquidity and availability of borrowings under our credit facilities and the QB2 project  finance facility; timing of Teck’s next contributions to QB2 project capital; the accounting treatment of  COVID-19 related matters; and all guidance appearing in this document including but not limited to the  production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the  heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings,  the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Benefits of RACE21TM depend on, among other matters, process and technology improvements being realized, as well as production rates, sales, commodity prices and exchange rates.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Our Guidance tables include footnotes with further assumptions relating to our guidance. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning Fort Hills’ future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. The updated QB2 capital cost estimate and timing of first production will be impacted by COVID-19 ramp-up, among other matters. Red Dog production may also be impacted by water levels at site. Reaching a binding agreement with Westshore depends on, among other matters, Westshore acceptance of final terms.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how quickly our sites can safely return to and maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Returning to normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Robin Gold P.Eng., an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.